December 17, 2015
Mr. Larry Spirgel, Assistant Director
Securities and Exchange Commission
Division of Corporation Finance - Mail Stop 3720
100 F Street, N.E.
Washington, D.C. 20549-7561

Re:	LoJack Corporation
Form 10-K for the Fiscal Year ended December 31, 2014
Filed March 16, 2015
File No. 001-08439
Dear Mr. Spirgel:
Set forth below is our response to the Staff’s comment contained in its letter to us dated December 4, 2015. In responding to your comments, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Year Ended December 31, 2014
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 32

1.
We note that your revenues have declined between 2013 and 2014 and during the first nine months of 2015. In particular, the revenues from your North American segment, primarily Canada, appear to have been the primary driver behind the decline. However, your discussion of “key economic factors and trends” affecting your business focuses on the continued moderate growth of the U.S. economy and retail automotive market. Please expand to discuss any negative factors that have contributed to your decline and clarify whether the almost two year decline in revenues is indicative of a known adverse trend. In this regard, we note your recent decision to cease sales operations in Canada for LoJack Stolen Vehicle Recovery Systems but it is no explanation as to why management chose to do so and the future impact this will have on your North American results of operations.

Response:
We acknowledge the Staff’s comment regarding the factors contributing to the decline in our revenues for our North America segment and are providing the following response. In the future, should our results contradict the economic conditions described or if there are any known trends or uncertainties that have had or that we reasonably expect will have a material favorable or unfavorable impact on revenue; we will provide additional detail as is presented below.
U.S. Revenue
As the U.S. Automotive Industry began to emerge from the automotive industry crisis of 2008 - 2010, we found that our market had changed and that the standard one-by-one sales model was no longer generating enough consistent revenue to sustain our top line. Management decided at that time to place an increased emphasis on growing our pre-install program, given it provides a more consistent and reliable revenue stream for our business.
The pre-install model requires a different selling approach; in which LoJack sales personnel present the program and educate the dealership personnel on how installing LoJack Units on every car on their lot can lead to a strong value proposition for the dealer, and help their customers better protect their vehicle investment. This approach generally requires more lead time and generates less revenue per unit sold, but results in a larger long term revenue stream than the standard one-by-one sales model.
While we continued to expand on the pre-install program in 2014, and were able to increase the unit volume sold, our U.S. business experienced a 4% decline in revenue as compared to the prior year largely because pre-installed units have a lower average revenue per unit, or ARPU, than standard one-by-one installations. Additionally, we have experienced declines in the revenue from our warranty and Early Warning products (collectively referred to as ancillaries) as the pre-install sales typically have a lower attachment rate of ancillaries.
We expect to continue to experience lower ARPU and ancillary attachment, but expect that we will be able to increase unit volume to a point where this no longer causes an incremental decline in LoJack Unit revenue. Also, we are developing and testing sales programs designed to improve attachment rates for our ancillary products as well.
In 2013, revenue in our North America segment from our heavy equipment, or commercial, channel increased 27% over the same period in 2012. In 2014, revenue from our commercial business retreated from the record high levels of 2013 by 10%. Even though the demand for our commercial stolen vehicle recovery product remained historically strong, we noted that the construction and commercial equipment industries were increasingly adopting telematics solutions. To address the changing marketplace, in October 2014, we entered into a strategic alliance with Trackunit A/S to develop and deliver tracking and fleet management solutions for commercial equipment. Our product, sold as LoJack Connect for Equipment, is directed at customers whose businesses specialize in the production, rental, or use of commercial and construction equipment.
Canada
During the fourth quarter of 2014, we announced our plan to consolidate and streamline our Canadian operations by integrating and supporting core functions (such as Sales, Operations, Human Resources, Legal and Law Enforcement) out of our U.S. Headquarters. This plan included refocusing our market strategy in Canada by concentrating on dealer sales and commercial markets in the province of Ontario, while continuing to support all of our Canadian customers who had existing stolen vehicle recovery products installed on their vehicles.
In the first six months of 2015 we carefully tracked our actual sales against budget and found that we were not ramping the business in the province of Ontario as quickly as we had anticipated. Canada has a relatively low theft rate and there is little support for our product from the insurance industry, therefore, consumers were demanding lower cost solutions. Changing consumer demand, coupled with increased competition, made the Canadian market less attractive for growing a profitable Stolen Vehicle Recovery business.
As a result of the foregoing, during the second quarter of 2015, after ongoing analysis and careful consideration we made the decision to cease sales operations in Canada for LoJack Stolen Vehicle Recovery Systems, while continuing to support all of our Canadian customers who have existing stolen vehicle recovery products installed on their vehicles. As a result of this decision, we expect that the revenue from our Canadian business will decline by approximately 76%, or $4,270,000, to $1,380,000 during the year ended 2015 as compared to the year ended 2014. We expect that revenue will continue to decline going forward as the existing subscriber contracts run off.
We expect that this decision will improve North American results of operations in future periods as the reduction in expenses that was achieved by integrating and supporting core functions out of our U.S. Headquarters exceeded the reduction in revenue experienced as a result of ceasing operations.
Please direct any comments or questions on the Company’s responses to the undersigned at 781-302-4322.

Sincerely,
/s/ Kenneth L. Dumas
Kenneth L. Dumas
Senior Vice President and Chief Financial Officer